Exhibit 99.4

Immuron Announces Pricing of U.S. Initial Public Offering and NASDAQ Listing – Raising US$6.1M

•	Immuron successfully closes USD$6.1M raising in support of long-term growth strategies

•	Immuron to issue 610,000 ADSs and 610,000 Warrants

•	Raise ensures funding for delivery of near-term R&D milestones including NASH, ASH, Pediatric NASH and C. difficile

Immuron Announces Pricing of U.S. Initial Public Offering and NASDAQ Listing – Raising US$6.1M

Melbourne, Australia, June 9, 2017 – Australian biopharmaceutical company Immuron Limited (ASX: IMC, NASDAQ: IMRN), today announced the pricing of its initial public offering in the United States of 610,000 American Depository Shares ("ADSs") and warrants to purchase up to 610,000 ADSs. Each ADS, representing 40 Ordinary Shares of the Company, and each warrant to purchase one ADS, are offered at a combined price to the public of $10.00. The warrants will have a per ADS exercise price of $10.00, are exercisable immediately, and will have a term of five years.

The gross proceeds to Immuron from this offering are expected to be $6,100,000, prior to deducting underwriting discounts, commissions and other estimated offering expenses. Immuron has granted the underwriters a 45-day option to purchase up to an additional 91,500 ADSs and/or warrants to purchase 91,500 ADSs to cover over-allotments, if any.

Immuron plans to use the net proceeds from the offering to fund its ongoing clinical programs, for the repayment of certain indebtedness, to fund manufacturing costs and marketing initiatives and for working capital and other general corporate purposes.

Immuron’s ADSs and warrants are scheduled to begin trading on the NASDAQ Capital Market on June 9, 2017, under the symbols “IMRN” and "IMRNW", respectively. The offering is expected to close on June 14, 2017, subject to customary closing conditions.

Joseph Gunnar & Co., LLC and Rodman & Renshaw, a unit of H.C. Wainwright & Co., are acting as joint book-running managers for the offering. Sichenzia Ross Ference Kesner LLP is acting as U.S. legal counsel to Immuron and Loeb & Loeb LLP is acting as U.S. counsel to the underwriters.

The Securities and Exchange Commission declared effective a registration statement on Form F-1 relating to these securities on June 8, 2017. The offering is being made only by means of a prospectus. Copies of the prospectus relating to the offering may be obtained by contacting Joseph Gunnar & Co, LLC, Prospectus Department, 30 Broad Street, 11th Floor, New York, NY 10004, telephone 212-440-9600, email: prospectus@jgunnar.com or H.C. Wainwright & Co., 430 Park Avenue, New York, NY 10022, email: placements@hcwco.com. Investors may also obtain these documents at no cost by visiting the Securities and Exchange Commission’s website at http://www.sec.gov. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the Securities and Exchange Commission for more complete information about the Company and the offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

ABN: 80 063 114 045

Suite 1, 1233 High Street, Armadale, Victoria AUSTRALIA 3143

www.immuron.com | Phone: + 61 (0)3 9824 5254 | Facsimile: + 61 (0)3 9822 7735

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COMPANY CONTACT:	IMMURON INVESTOR RELATIONS:
Thomas Liquard	Peter Taylor
Chief Executive Officer	NWR Communications
Ph: +61 (0)3 9824 5254	Ph: +61 (0)4 1203 6231
thomasliquard@immuron.com	peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Ltd (ASX: IMC) is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of many gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of travellers’ diarrhea whilst its lead product candidate IMM-124E is in Phase 2 clinical trials for NASH and ASH. These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the market. For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

Certain statements made in this release are forward-looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward-looking statements. Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercialising technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements. The forward-looking statements made in this release relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this release except as required by law or by any appropriate regulatory authority.

ABN: 80 063 114 045

Suite 1, 1233 High Street, Armadale, Victoria AUSTRALIA 3143

www.immuron.com | Phone: + 61 (0)3 9824 5254 | Facsimile: + 61 (0)3 9822 7735